ARTS-GS	Articles of Incorporation of a General Stock Corporation

3728306

FILED
Secretary of State
State of California
NOV 1 8 2014

This Space For Office Use Only

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

— A **$100** filing fee.

— A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form,* you should consult with a private attorney for advice about your specific business needs.

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is REBORN GLOBAL HOLDINGS, INC.

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may not list your own corporation as the agent. Do not list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. HEUNG W. YOUN
Agent's Name

b. 14752 BEACH BLVD #205   LA MIRADA   CA 90638
Agent's Street Address (if agent is not a corporation) - Do not list a P.O. Box   *City (no abbreviations)*   *State*   *Zip*

Corporate Addresses

④ a. 2100 E VALENCIA DRIVE SUITE B   FULLERTON   CA 92831
Initial Street Address of Corporation - Do not list a P.O. Box   *City (no abbreviations)*   *State*   *Zip*

b. _____
Initial Mailing Address of Corporation, if different from 4a   *City (no abbreviations)*   *State*   *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.

The total number of shares which this corporation is authorized to issue is _____ 1000000

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.



Incorporator - Sign here   HEUNG W. YOUN
                                 Print your name here

	By Mail	Drop-Off
Make check/money order payable to: **Secretary of State** Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814